EXHIBIT 12

SOUTHWESTERN ELECTRIC POWER COMPANY CONSOLIDATED
Computation of Consolidated Ratios of Earnings to Fixed Charges
(in thousands except ratio data)

						Twelve	Nine
						Months	Months
	Years Ended December 31,					Ended	Ended
	2009	2010	2011	2012	2013	9/30/2014	9/30/2014
EARNINGS
Income Before Income Taxes	$140,035	$208,484	$219,283	$245,862	$220,957	$325,153	$189,123
Fixed Charges (as below)	109,146	132,106	134,285	147,817	144,844	141,619	107,383
Total Earnings	$249,181	$340,590	$353,568	$393,679	$365,801	$466,772	$296,506

FIXED CHARGES
Interest Expense	$70,500	$86,538	$81,781	$88,318	$130,282	$125,389	$95,258
Credit for Allowance for Borrowed Funds Used During Construction	29,546	33,668	40,904	48,499	4,262	5,930	4,400
Estimated Interest Element in Lease Rentals	9,100	11,900	11,600	11,000	10,300	10,300	7,725
Total Fixed Charges	$109,146	$132,106	$134,285	$147,817	$144,844	$141,619	$107,383

Ratio of Earnings to Fixed Charges	2.28	2.57	2.63	2.66	2.52	3.29	2.76